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                                                                      EXHIBIT 21


                                  [FLOWCHART]



* GAINSCO Service Corp. owns the charter and management contract thereby giving it 100% control of GAINSCO County Mutual Insurance Company.

*    Goff Moore Strategic Partners, L.P. organizational chart attached.

* Goff Moore Strategic Partners L.P. owns approximately 34% of the outstanding Common Stock of the Applicant on a fully converted basis consisting of (a) 6,200,000 shares of Common Stock which GMSP may acquire upon conversion of 31,620 shares of the Series A Preferred Stock, (b) 3,100,000 shares of Common Stock issuable upon exercise of presently exercisable warrants to purchase shares of Common Stock, and (c) 1,064,000 shares of Common Stock.